News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business/Financial Editors:
     Scotiabank reports solid year-end results

     Fiscal 2002 Highlights (year over year)

–	Net income of $1,797 million ($2,337 million excluding charges(1) for Argentina), versus $2,169 million

–	Earnings per share (diluted) of $3.30 ($4.35 excluding charges for Argentina), versus $4.05

–	ROE 13.0% (16.6% excluding charges for Argentina), versus 17.3%

–	Productivity ratio of 54.9% (52.2% excluding charges for Argentina), versus 53.9%

     Fourth Quarter Highlights (versus Q4 2001)

–	Net income of $583 million, up $17 million or 3%

–	Earnings per share (diluted) of $1.09, up from $1.05, or 4%

–	ROE 16.5%, versus 17.0%

–	Productivity ratio of 57.4%, versus 54.6%

     TORONTO, Dec. 3 /CNW/ — Scotiabank reported net income in 2002 of $1,797 million. Earnings per share (diluted) were $3.30, in comparison to $4.05 in 2001 and ROE was 13.0% versus 17.3% last year.

     However, excluding charges of $540 million (after tax) in 2002 related to Argentina, net income for the year was $2,337 million, up from $2,169 million in 2001. On this same basis, earnings per share (diluted) were $4.35, an increase from $4.05, and ROE was 16.6% versus 17.3%.

     Scotiabank also delivered solid results in the fourth quarter ended Oct. 31, with net income of $583 million, up 3% from $566 million, and diluted earnings per share of $1.09, up from $1.05 in the fourth quarter last year. ROE was 16.5%.

     “Excluding the unprecedented events in Argentina, we continued to deliver results within our target range this year, while tackling some very tough issues,” said Peter Godsoe, Chairman & CEO. “These results demonstrate the tremendous diversity of the Scotiabank Group. Strong performances from our domestic retail and commercial operations, Mexico, the Caribbean, and Global Trading, and our focus on customers and execution, ensured we earned through some very significant challenges this year.”

     “Like many of our competitors, we experienced a higher than normal level of non-performing loans and credit losses, due to the ongoing weakness in corporate lending markets primarily in the United States. Careful management of our credit portfolio is a top priority for the executive management team at Scotiabank. Our other major challenge during the year was the tragic situation in Argentina. With regret, we sold the operations of Scotiabank Quilmes, because of the unprecedented liquidity problems that have been affecting the country’s entire financial services industry during a period of severe political and economic difficulties. Despite this setback, our commitment to our international operations remains as strong as ever. Our long history of global banking experience and our broad, diverse multinational network continue to be key strengths for us and an important element in our growth strategy.”

(1)	Refer to details of charges related to Argentina below.

Financial Highlights

	As at and for the three months ended

	October 31	July 31	October 31
(Unaudited)	2002	2002	2001

Operating results ($ millions)
Net interest income (TEB)(2)	1,702	1,733	1,739
Total revenue (TEB)(2)	2,721	2,729	2,728
Provision for credit losses	429	400	350
Non-interest expenses	1,562	1,395	1,490
Net income	583	564	566

Operating measures (%)
Return on equity	16.5	16.2	17.0
Productivity ratio	57.4	51.1	54.6

Balance sheet information ($ millions)
Loans and acceptances	194,070	194,710	184,733
Total assets	296,380	299,757	284,425
Deposits	195,618	197,508	186,195
Common shareholders’ equity	13,502	13,359	12,833
Assets under administration ($ billions)	141	152	148
Assets under management ($ billions)	19	20	19

Balance sheet measures
Tier 1 capital ($ millions)	16,390	16,472	15,294
Total capital ($ millions)	20,960	21,063	21,340
Risk-adjusted assets ($ millions)	165,417	168,732	164,755
Tier 1 capital ratio (%)	9.9	9.8	9.3
Total capital ratio (%)	12.7	12.5	13.0
Net impaired loans (4) as a % of loans and acceptances	0.32	0.52	0.14
Specific provision for credit losses as a % of average loans and acceptances	0.87	0.82	0.75

Common share information
Per share ($)
Basic earnings	1.11	1.07	1.08
Diluted earnings	1.09	1.05	1.05
Dividends	0.37	0.37	0.34
Book value	26.78	26.52	25.47
Share price ($)
High	51.23	56.19	50.50
Low	42.02	44.06	42.50
Close	45.88	49.25	43.85
Shares outstanding (thousands)
Average (Basic)	503,961	504,755	503,043
Average (Diluted)	510,932	513,533	511,863
End of period	504,122	503,790	503,795
Market capitalization
($ billions)	23.1	24.8	22.1

Valuation measures
Dividend yield (%)	3.2	3.0	2.9
Market value to book value multiple	1.7	1.9	1.7
Price to earnings multiple (trailing 4 quarters)	13.7	14.8	10.6

	For the year ended

	October 31	October 31
(Unaudited)	2002	2001

		Excluding charges
	As Reported	for Argentina(1)

Operating results ($ millions)
Net interest income (TEB)(2)	6,943	6,943	6,430
Total revenue (TEB)(2)	10,885	10,988	10,501
Provision for credit losses	2,029	1,575	1,425
Non-interest expenses	5,974	5,737	5,662
Net income	1,797 (3)	2,337	2,169	(3)

Operating measures (%)
Return on equity	13.0	16.6	17.3
Productivity ratio	54.9	52.2	53.9

Balance sheet information ($ millions)
Loans and acceptances
Total assets
Deposits
Common shareholders’ equity
Assets under administration ($ billions)
Assets under management ($ billions)

Balance sheet measures
Tier 1 capital ($ millions)
Total capital ($ millions)
Risk-adjusted assets ($ millions)
Tier 1 capital ratio (%)
Total capital ratio (%)
Net impaired loans(4) as a % of loans and acceptances
Specific provision for credit losses as a % of average loans and acceptances	1.05	0.82	0.68

Common share information
Per share ($)
Basic earnings	3.36	4.43	4.12
Diluted earnings	3.30 (3)	4.35	4.05	(3)
Dividends	1.45		1.24
Book value

	For the year ended

	October 31	October 31
(Unaudited)	2002	2001

		Excluding charges
	As Reported	for Argentina(1)

Share price ($)
High	56.19		50.50
Low	42.02		37.30
Close
Shares outstanding (thousands)
Average (Basic)	504,340		500,619
Average (Diluted)	512,752		508,995
End of period
Market capitalization ($ billions)

Valuation measures
Dividend yield (%)	3.0		2.8
Market value to book value multiple
Price to earnings multiple (trailing 4 quarters)

     Certain comparative amounts have been reclassified to conform with current period presentation.

(1)	Refer to details of charges related to Argentina (see further below).
(2)	Taxable-equivalent basis.
(3)	Under U.S. generally accepted accounting principles (U.S. GAAP), net income was $1,274 (2001 — $2,237), and diluted earnings per share was $2.30 (2001 — $4.20).
The decrease from Canadian GAAP in 2002 was mainly due to differences in accounting for derivatives and hedging activities, other than temporary impairment of available-for-sale securities and the transitional impact of the new accounting standards for goodwill and other intangible assets. Further details are included in Note 26 to the 2002 Consolidated Financial Statements.
(4)	Impaired loans, net of the specific, country risk and general allowances.

     Review of Operating Performance
     Full-Year Review

     Revenues

     Total revenue growth was moderate this year, as revenues rose 3.7% to $10,885 million (on a tax-equivalent basis) from $10,501 million.

     Net interest income

     Net interest income (on a tax-equivalent basis) was $6,943 million, up $513 million or 8% from 2001.

     Canadian currency interest profits were $3,201 million, an increase of 3% from last year, resulting from growth of 8% in average assets, partially offset by a narrower margin.

     Foreign currency interest profits rose $404 million or 14% to $3,200 million, mainly due to the full-year contribution of Grupo Financiero Scotiabank Inverlat, higher U.S. funding margins and a 9% increase in average asset volumes.

     The Bank’s overall interest margin for the year was 2.34%, a slight decline from 2.37% last year.

     Other income

     Other income was $3,942 million in 2002, a reduction of $129 million or

3% from last year. Adjusting for the impact of Scotiabank Quilmes and the full- year impact of Scotiabank Inverlat, underlying other income was close to last year’s level.

     Fees from deposit, payment and card services of $836 million rose by 8% year over year, mainly in credit card-related revenues, which grew by $69 million or 33%. There were substantial gains from Inverlat and the Caribbean, and also from the maturity of certain credit card securitizations in Canada.

     Revenues from investment, brokerage and trust services increased by 1%. Retail brokerage fees fell 4% year over year following a market-led decline in customer trading, partly offset by the impact of the Charles Schwab Canada acquisition. Mutual fund fees grew by 8%, with gains in Canada and Mexico.

     Credit fees grew $31 million year over year, primarily in letter of credit and guarantee fees.

     Investment Banking reported strong results for the second consecutive year. Revenues of $1,031 million were only $14 million below the record level of last year. Record income was earned from the underwriting, foreign exchange and derivatives businesses.

     Net gains on investment securities fell by $38 million to $179 million in 2002. The Bank took advantage of falling interest rates to realize record bond gains during the year. There were minimal net gains in other securities this year as a result of substantial writedowns on equity and merchant banking investments.

     Securitization revenues were below last year, following the decline in both credit card and mortgage securitized balances. This reduction in revenues was offset by increased earnings from credit cards and higher interest income.

     The remaining category of other income fell by $123 million year over year, with several one-time items this year and last. 2002 revenues included $99 million from the sale of the Bank’s merchant acquirer and smart card point-of-sale business (2001 — $65 million from sale of corporate trust business and $27 million from the sale of branches to Laurentian Bank), $31 million of interest on tax refunds related to prior year tax claims (2001 — $82 million), and a charge of $87 million(1) related to Argentina.

     Non-interest expenses

     Operating expenses totalled $5,974 million in 2002, an increase of $312 million or 6% from last year. This included $293 million due to the inclusion of Scotiabank Inverlat for a full year, and a loss of $237 million(1) on the sale of the operations of Scotiabank Quilmes. Partially offsetting this, operating expenses in Scotiabank Quilmes were $158 million lower this year as a result of the devaluation of the Argentine peso and the disposition of operations in September. As well, the Bank recognized expense recoveries of $66 million upon the settlement of tax credits related to prior periods. Adjusting for these items, underlying expenses were virtually flat year over year.

     The Bank continued to maintain its industry-leading productivity ratio (non-interest expenses divided by total revenues), rising slightly to 54.9% from last year’s record low of 53.9%.

     Non-controlling interest

     The deduction for non-controlling interest in the income of subsidiaries was $216 million, an increase of $77 million from last year. This increase was due to the yield payable on the newly issued Scotiabank Trust Securities and higher earnings in Scotiabank Inverlat.

     On April 30, 2002, a subsidiary of the Bank issued Scotiabank Trust Securities (“Scotia BaTS II”). Upon consolidation, these securities are reflected as non-controlling interest and accordingly the yield payable on these securities is deducted from the Bank’s net income. The cost related to these securities is offset by a reduction in preferred dividends as certain preferred shares are redeemed in 2002 and 2003.

     Risk management

     Credit risk

     During the year, the specific provision for credit losses rose to $2,029 million from $1,250 million in 2001. This includes $454 million related to the Bank’s exposure to Argentina. Excluding this, the specific provision was $1,575 million.

     During the year, credit quality remained excellent in the domestic retail portfolio and stable in commercial lending. In total, Domestic Banking provisions were $282 million, flat with last year. In International Banking, apart from Argentina, credit quality improved across all regions during the year. Provisions dropped to $69 million, from $200 million in 2001.

     Scotia Capital’s U.S. operations continued to experience very difficult conditions, particularly in telecommunications and more recently in the power and energy trading sector. The Bank continued to provide against the troubled exposures in these sectors on a timely basis, with total provisions for credit losses in the U.S. increasing from $671 million in 2001 to $1,131 million in 2002.

     Net impaired loans (NILs), after deducting the allowance for credit losses, were $620 million, down $399 million from the previous quarter. The Argentine NILs decreased by $243 million as a result of the sale of the operations of Scotiabank Quilmes and a reduction in problem cross-border loans. The remaining decrease was spread across the other businesses. Year over year, the increase in NILs of $361 million was almost entirely in the Bank’s U.S. portfolio.

     During 2003, the Bank expects the level of specific provisions to drop significantly with the reduction in the Bank’s exposure to Argentina. Conditions within certain sectors of Scotia Capital’s U.S. portfolio are expected to remain difficult. In particular, the power and energy trading sector will be marked by continuing uncertainty which makes the forecasting of formations and related provisions difficult. However, on balance, the Bank’s overall credit losses in 2003 are expected to drop moderately from 2002 levels, exclusive of Argentina.

     Market risk

     Value at Risk (VaR) is a key measure of market risk in the Bank’s trading activities. The average ten-day VaR for 2002 was $25 million versus $21 million in 2001. For the Bank’s combined trading activities, the average ten-day VaR for the fourth quarter was $28.0 million compared to $29.3 million for the third quarter.

     The average daily trading revenue for the year was $3.0 million versus $2.6 million in 2001. For the fourth quarter, the average daily trading revenue was $2.7 million compared to $2.8 million for the third quarter. Trading revenue was positive on more than 95% of the days in the fourth quarter, and no single loss day exceeded the one-day VaR.

     Liquidity risk

     The objective of the liquidity management process is to ensure that the Bank is in a position to honour all of its financial commitments in a timely and cost effective manner as they come due. Liquidity risk is controlled by policies and limits with respect to cash flow gaps over specified time periods and minimum holdings of core liquid assets. Liquid assets were $67 billion (23% of total assets) at October 31, 2002, compared to $68 billion (23% of total assets) at the end of the third quarter and $63 billion (22% of total assets) at October 31, 2001.

     The Bank pledges assets to support certain activities; the majority of the assets pledged relate to securities repurchase and borrowing activities. Total assets pledged were $44.0 billion at October 31, 2002, compared to $44.6 billion at the end of the third quarter and $46.0 billion at October 31, 2001.

     Balance sheet

     Total assets as at October 31, 2002 were $296 billion, an increase of $12 billion from last year, and down marginally from $300 billion last quarter. Average loans and acceptances (excluding reverse repos) were $159 billion in 2002, an increase of 3% from the prior year. This growth was concentrated in residential mortgages and personal lending in Canada, Mexico and the Caribbean, as business lending volumes declined year over year in corporate and commercial banking.

     The year-over-year increase in liabilities principally resulted from a $13 billion increase in business and government deposits. The Bank’s total average deposits were $194 billion in 2002, an increase of 8% from last year, with growth in commercial and personal deposits in Canada and Mexico.

     The market value of the Bank’s investment securities portfolio was $25 million below book value at the end of the year, versus a surplus of $537 million last year. The decrease was spread across the Bank’s fixed income, emerging markets and equities portfolios due to a combination of sales of securities and market declines.

     Capital

     At 9.9%, the Bank’s Tier 1 capital ratio remained the highest of the major Canadian banks. This compared favourably to 9.3% last year and 9.8% last quarter, despite a $300 million preferred share redemption during the fourth quarter. Tier 1 capital grew by $1.1 billion during the year and totalled $16.4 billion as at October 31, 2002.

     The Bank’s total capital ratio was 12.7% as at October 31, 2002, compared to 13.0% last year and 12.5% last quarter.

     During the year, $1,421 million of debentures and $500 million of preferred shares were redeemed, and $750 million of Scotiabank Trust Securities were issued.

     During fiscal 2002, under a normal course issuer bid that began January 21, 2002, the Bank repurchased 3.3 million common shares at an average price of $49.90.

     Disclosure and corporate governance

     Scotiabank consistently maintains a high standard of corporate governance. The Bank’s policies are designed to maximize the ability of the Board of Directors to effectively supervise management and enhance long-term shareholder value.

     Scotiabank gives high priority to its internal control environment, which includes strong management supervision, internal and external audits and the thorough enforcement of the Bank’s Guidelines for Business Conduct. This environment, in turn, is based on corporate governance structures and procedures, which comply with existing guidelines for corporate governance, adopted by the Toronto and New York Stock Exchanges.

     The Bank has introduced several changes to its corporate governance policies during the year. These include:

–	Performance assessments of the Board and individual Directors will be enhanced through yearly self assessments, as well as assessment of the Chairman of the Board by the Corporate Governance Committee, assessments of each Committee, and peer evaluations of individual Directors, supported by outside consultants.

–	Directors will be required to have shareholdings of six times the annual directors’ retainer, or $180,000 worth of shares. Directors will be given three years to achieve this level of shareholding.

–	The Bank will disclose the names of its affiliated/related directors as well as non-independent directors on an annual basis.

     In an effort to enhance transparency, Scotiabank will also make available on its web site the Lead Director’s mandate, as well as the charters for key committees of the Board.

(1)	refer to details of charges related to Argentina below.

     Fourth Quarter Review

     Revenues

     Despite the uncertain economic and capital markets environments, total revenue (on a tax-equivalent basis) at $2.7 billion for the quarter was down marginally quarter over quarter and year over year (i.e. the fourth quarter of 2001).

     Net interest income

     Net interest income (on a tax-equivalent basis) was $1,702 million, a year-over-year decrease of 2% or $37 million, and $31 million below last quarter.

     Canadian interest profit of $922 million increased $22 million, both quarter over quarter and year over year. During the quarter, strong growth in retail lending volumes more than offset a slight narrowing of the Canadian margin. Year over year, there was an 11% increase in average personal lending balances, partly offset by a narrowing of the margin due primarily to lower spreads between floating rate loans and non-rate sensitive deposits.

     Foreign interest profits fell $53 million or 6% from the prior quarter due to a decline in the funding margin on U.S. dollar assets and the sale of operations of Scotiabank Quilmes in Argentina. These were partly offset by growth in net interest income at Scotiabank Inverlat. Year over year, interest profit fell $59 million from the sale of Quilmes’ operations, narrower funding margins on U.S. dollar assets and lower revenues from emerging market investments.

     The Bank’s overall interest margin for the fourth quarter was 2.28%, down from 2.46% in the prior year, due primarily to the sale of the operations of Scotiabank Quilmes and a decline in U.S. funding spreads. Quarter over quarter, the margin decreased slightly from 2.33%.

     Other income

     Other income rose $30 million year over year to $1,019 million, and was also up $23 million from the prior quarter. The Bank recognized a net gain of $99 million this quarter on the sale of the merchant acquirer and smart card point-of-sale business. Additional future payments may also be received based on certain conditions and performance standards being met. In the same quarter last year, the Bank recognized a gain of $65 million on the sale of the corporate trust business.

     Investment banking income of $239 million was up 11% over last year, and unchanged from the prior quarter with strength in several product areas, notwithstanding generally weak conditions in capital markets. A net loss of $16 million was incurred on the sale and writedown of investment securities this quarter, compared to a net gain of $28 million in the same quarter last year, and a net gain of $105 million in the third quarter.

     Provision for credit losses

     The specific provision for credit losses was $429 million for the quarter, up from $400 million in the third quarter and $350 million in the fourth quarter last year. During the quarter, $46 million in provisions related to cross-border exposure to Argentina were reversed due to reclassifications and paydowns of several corporate loans. Excluding this reversal, specific provisions were $475 million. Two-thirds of these were against the Bank’s U.S. corporate loan portfolio as provisions were increased against troubled exposures in the telecommunications sector and emerging problems in power and energy trading.

     Credit quality remains excellent in the retail portfolio and stable in the Bank’s other portfolios.

     Expenses

     Non-interest expenses were $1,562 million this quarter. This included a $237 million charge related to the sale of Scotiabank Quilmes’ operations. This was accompanied by reductions in other categories, primarily the provision for income taxes, such that there was minimal overall impact on net income.

     Excluding Argentina, non-interest expenses were $1,325 million, or $165 million lower than the same quarter last year and $70 million lower than the third quarter. This quarter, the Bank recognized $66 million in expense recoveries relating to the settlement of tax credits related to prior periods. The remaining decline was largely due to lower performance-related compensation. The productivity ratio — non-interest expenses as a percentage of total revenues — was 57.4% this quarter.

     Non-controlling interest

     The deduction for non-controlling interest in the income of subsidiaries was $72 million in the quarter, an increase of $32 million from last year and $13 million from last quarter. These increases were due to higher earnings in Scotiabank Inverlat and the yield payable on Scotiabank Trust Securities.

     Dividend

     The Board of Directors, at its meeting on December 3, 2002, approved a quarterly dividend of 40 cents per common share, an increase of three cents, payable on January 29, 2003, to shareholders of record as of January 7, 2003. This is the second time this year Scotiabank has declared a dividend increase, which continues our long history of consistent dividend growth.

     Outlook

     Globally, we expect economic conditions to gain momentum through 2003, although the recovery will be uneven. Many of the factors dampening the pace of worldwide activity this year — such as the weakness in capital markets — have yet to be resolved. At the same time, we expect the Canadian economy to continue to perform well through 2003. Although there remains some weakness in Scotia Capital’s U.S. loan portfolio, overall, we are confident in our ability to continue to increase earnings and build shareholder value. Our core strategies have proven to be sound, our fundamentals remain strong, and we are well positioned to take advantage of new opportunities in the future.

     2003 Targets

     The Bank’s performance targets are as follows:

–	Earnings per share growth (excluding 2002 charges for Argentina) — 5% to 10%

–	ROE — 15% to 18%

–	Productivity ratio — below 58%

–	Maintain strong capital ratios and credit ratings.

     Business Line Highlights

     Domestic Banking

     Full Year
     Domestic Banking, which includes Wealth Management, generated net income of $1,142 million in 2002, a substantial $182 million or 19% increase from the solid results last year. This business line accounted for almost half of the Bank’s total net income, excluding the charges related to Argentina. Return on equity was a strong 33%. “The cornerstone of the Bank’s overall success continues to be the Canadian retail and commercial operations, including our Wealth Management group,” said Mr. Godsoe. “We saw continued growth in mortgages and personal lending thanks to increased sales productivity in our branch network, targeted product offerings and our constant focus on customer satisfaction.”

     Domestic retail assets recorded exceptional growth of 9% this year, led by residential mortgages and revolving credit. Net interest income grew by 9% or $270 million as a result of strong growth in loan balances.

     Other income rose by 1% and included a $99 million net gain on the sale of the merchant acquirer and point-of-sale business (results in 2001 included a net gain of $92 million last year from the sale of the Bank’s corporate trust business and the sale of branches to Laurentian Bank). There was growth in several categories, partly offset by lower retail brokerage fees reflecting the continuation of a slower trading market.

     Non-interest expenses were $2,953 million in 2002, virtually unchanged from last year.

     Credit quality remained excellent in the retail portfolio and stable in commercial lending. The provision for credit losses was $282 million, virtually unchanged from last year.

     Fourth Quarter
     Domestic Banking net income for the quarter was $347 million, up $55 million or 19% from the fourth quarter last year. These earnings represented 60% of the Bank’s total net income. The fourth quarter results included an $80 million after-tax gain on the sale of the merchant acquirer and smart card point-of-sale business, while last year a gain of $52 million was recognized on the sale of the corporate trust business.

     Net interest income rose $23 million or 3% from last year, mainly from strong retail asset growth, particularly in residential mortgages and revolving credit, continuing the solid market share gains throughout the year.

     Excluding the gains from the sale of businesses noted above, other income was slightly below last year. Growth in transaction-based and electronic banking fees, and card revenues, driven by increased customer activity, was offset by weaker retail brokerage revenues, in line with market trends.

     Credit quality remained stable with total provisions for credit losses of $71 million for the quarter, up $12 million year over year.

     This quarter, Scotiabank customers once again rated Scotiabank as providing the highest level of excellent customer service among Canada’s major banks, in an independent national survey by Market Facts of Canada. Scotiabank’s top rating marks three years in a row that Scotiabank has achieved the highest overall quality in customer service. “Our commitment to excellent customer service is something that we have actively planned for and invested in through extensive employee training, improved delivery channels, and more effective communication with our customers,” said Peter Godsoe. “These results come from the tremendous efforts of our great team of employees. They have done a terrific job.”

     Other Domestic Banking highlights:

–	Scotiabank was named “Bank of the Year in Canada” for the second consecutive year by the international banking magazine The Banker.

–	In August, Scotiabank became the first major Canadian bank to offer customers the ability to open new deposit accounts in real time over the Internet. Customers who use Scotia OnLine Financial Services, our secure online banking service, can quickly open new chequing and savings accounts. Customers can also access detailed mortgage account information and more comprehensive investment information, as well as reorder cheques, through most of the Bank’s 2,200 ABMs across Canada.

–	As a result of our lending incentive program for small business, the Bank approved almost $400 million to more than 7,500 business owners between May and October, a 49% increase over the same period last year. The program has been extended to January 31, 2003.

–	Scotiabank continued to see good growth in mutual funds. Among the banks, Scotiabank was No. 2 in mutual fund asset growth for the year.

–	Scotiabank’s capabilities in customer analytics were recently recognized by The Data Warehousing Institute with two prestigious international awards for data mining and data warehousing.

–	Scotiabank introduced the Money Master High Interest Saving Account, the first “virtual” savings account available from a major Canadian bank. More than 100,000 accounts have been opened since the product’s launch just over a year ago.

     Scotia Capital

     Full Year
     Scotia Capital earned $380 million in 2002, a substantial decrease from 2001 net income of $686 million, due to significantly higher credit losses in U.S. corporate lending. Earnings from Global Trading and other wholesale activities in Canada increased 3% year over year, buoyed by very strong performances in derivatives, foreign exchange and underwriting. “We had continued success in Canada, and Global Trading had its best year yet. However, there were significant challenges in our U.S. operations, due to weakness in the telecommunications and power and energy trading sectors and the well-publicized financial irregularities of several U.S. borrowers,” said Peter Godsoe.

     Total revenue increased 3% to $2,870 million. Net interest income was up marginally despite a reduction in the size of the loan portfolio, due primarily to better funding margins. Other income increased 5% to $1,255 million as Global Trading revenues increased 14% year over year, the seventh consecutive year of revenue growth, with particular strength in derivatives. As well, underwriting revenues grew 19% over last year.

     Provisions for credit losses rose to $1,247 million from $754 million last year, following substantial gross impaired loan formations over the year in the telecommunications sector and, more recently, power and energy trading. The Bank continued to make timely provisions to deal with non-performing loan formations in these sectors.

     “We have a comprehensive strategy in the U.S. market to substantially reduce credit losses and achieve acceptable returns. This includes exiting at least one-third of our account base to lessen credit exposure, reducing limits on loans to individual borrowers and increasing our use of loan portfolio management techniques,” said Mr. Godsoe. “As well, we want to see an increase in economic returns through a greater focus on an individual client’s return on economic equity.”

     Fourth Quarter
Scotia Capital reported earnings of $58 million this quarter, virtually unchanged from the prior quarter, but $118 million below the fourth quarter of 2001. Higher credit losses in U.S. corporate lending continued to overshadow strong earnings in Global Trading and the Bank’s other Canadian operations.

     Total revenues rose to $703 million, up $30 million or 4% over last quarter and flat year over year. Revenues from capital markets, foreign exchange trading, underwriting and investment banking were among the best in recent quarters. Net interest income declined due to lower asset levels in corporate lending and the maturity of favourable funding positions.

     Loan loss provisions, at $366 million during the quarter, remained at elevated levels as the Bank continued to increase provisions against impaired loans in the telecommunications and power sectors.

     Non-interest expenses were $248 million, down $15 million or 6% from last year due primarily to lower performance-related compensation. The quarter-over-quarter increase largely reflects higher severance costs.

     Other Scotia Capital highlights:

–	Scotia Capital was co-lead underwriter and co-financial advisor on the $393 million IPO of the Toronto Stock Exchange (TSX) Group. The deal was the first IPO of a stock exchange in North America and ranks as one of the 10 largest common share IPOs in Canadian history.

–	Global Trading was voted the No. 1 Canadian dollar bank by Asia Euromoney, due to the strong performance of the Global Trading Tokyo foreign exchange team.

–	Scotia Capital committed US$90 million to the Kroger Company’s new US$1.95 billion credit facility. As part of the relationship, we were awarded a co-manager role for their US$350 million note issue, and were also named as trustee for their share repurchase program.

–	In the United States, Scotia Capital changed its client coverage structure from one based on geography to a nationwide industry-based focus. A similar business model has been successfully implemented in Canada.

–	Brendan Wood ranked Scotia Capital Equity Research No. 1 in Knowledge of Sector, Quality of Research (tied), Quality of Written Reports (tied) and Level of Contact (tied). Brendan Wood also ranked 16 Scotia Capital analysts as “All Stars”, with seven No. 1 rankings.

     International Banking

     Full Year
     International Banking contributed $125 million to the Bank’s earnings this year. Excluding the $540 million after-tax charge related to Argentina, earnings were $665 million, a 36% increase over 2001, representing 28% of the Bank’s underlying net income. Return on equity was 20% (excluding the charges for Argentina).

     Caribbean and Central American operations continued to lead the business line’s contribution with net income of $290 million this year, a 15% increase over 2001. This strong performance reflected growth of 11% in assets and 7% in retail deposits. Growth in other income was led by increases of more than 15% in card products and transaction-based fees.

     Excluding the charges for Argentina, Latin American income was substantially above last year’s level. The Bank’s share of Scotiabank Inverlat’s earnings rose significantly over the year to $110 million in 2002 from $61 million last year. Strong asset and deposit growth, which led to market share gains, was accompanied by very strong credit quality. Solid growth in other income also contributed to overall performance. In addition, improved results from Scotiabank Sud Americano in Chile and higher investment income added to Latin America’s contribution.

     In Asia, earnings rose 22% year over year. This was driven by the continued improvement in asset quality as well as asset growth of 13%, partly offset by lower spreads. Trade finance revenues continued to be a major contributor to the region’s profitability.

     On September 4, a transaction was completed whereby Banco Comafi SA and Banco Bansud SA assumed the deposit obligations and all 91 branches of Scotiabank Quilmes, while substantially all of Quilmes’ remaining assets were transferred to a liquidating trust for the benefit of creditors. All 1,700 former employees of Scotiabank Quilmes received full severance, and the majority were offered employment with the acquiring banks. “International Banking’s performance this year reflected the diverse circumstances and inherent strength of our international franchise. While we faced significant challenges in Argentina, our operations in the Caribbean, Mexico and Asia did very well. We remain committed to growing profitably in our key markets,” said Mr. Godsoe.

     Fourth Quarter
     International Banking reported net income of $128 million this quarter, up $35 million or 38% from last year, but down $84 million quarter over quarter. Excluding the $53 million after-tax provision against Argentine risk taken in the fourth quarter of 2001, net income declined 12% from the same quarter last year.

     The Caribbean and Central American operations continued to lead the division’s contribution in the fourth quarter. Year over year, net income rose 7%, as interest income grew due to higher asset volumes and wider spreads. The provision for credit losses was unchanged from last year, but rose quarter over quarter.

     In Latin America, Scotiabank Inverlat continued its solid performance with growth in both retail and commercial lending leading to year-over-year market share gains. Latin American revenues declined due to lower contributions from emerging market investments and the impact of the sale of Scotiabank Quilmes’ operations. Charges related to this sale were offset by a tax recovery and a reversal of loan loss provisions, such that there was minimal effect on net income.

     In Asia, net income declined this quarter primarily due to a combination of higher credit losses this quarter and reversals in the third quarter. Asset volumes continued to grow, rising 13% from last year and 5% quarter over quarter.

     Other International Banking highlights:

–	Scotiabank received the first-ever award presented by LatinFinance magazine as “Best Bank in the Caribbean.” The award was based on productivity, scope and quality of service across the Caribbean.

–	We opened eight new branches in the Caribbean, including four in the Dominican Republic, increasing our presence in one of the fastest growing markets in the region.

–	In the Caribbean, we launched several region-wide programs designed to increase Scotiabank’s share of the residential mortgage market, providing customers with innovative home ownership solutions.

–	We arranged a US$195 million project financing for CSX World Terminals LLC, to fund the construction of a new container port in the Caucedo peninsula of the Dominican Republic.

–	Scotiabank and International Finance Corporation (IFC) signed a memorandum of understanding to make a modest minority investment in China’s Xi’an City Commercial Bank.

     Other
     The other segments contributed $150 million to the Bank’s net income in 2002, versus $34 million last year. This was primarily because $175 million was added to the general allowance for credit losses in 2001, compared to nil this year. As well, 2002 earnings included expense recoveries of $66 million (before tax) following the settlement of tax credits related to prior periods.

     For the quarter, other segments reported a net income of $50 million compared to $5 million last year and $34 million in the previous quarter. Group Treasury had strong gains from bond investments, but weaker results from equities due to ongoing market declines. In addition, this quarter, $66 million in expense recoveries were recognized.

     Other Initiatives

     Electronic delivery

–	Scotiabank joined CertaPay and three other Canadian banks to launch the world’s first real-time, person-to-person (P2P) e-mail money transfer service on June 26. Some five million Canadians who bank online at the participating banks can now securely e-mail money to the 15 million Canadians who have both an e-mail address and a Canadian bank account. The Bank was the first to introduce P2P e-mail money transfers in a pilot last April.

–	Business customers can now electronically and securely file and pay taxes to a variety of provincial and federal departments and agencies via the Bank’s Web site.

–	The Systems and Operations division was renamed Scotia intek — part of a new strategy unveiled in September. Scotia intek will refocus its partnerships with business lines and technology vendors to leverage technology more effectively to meet customers’ needs.

     Community involvement

     “In Canada and around the world, Scotiabank and its employees continue to support the communities where we live and work,” said Mr. Godsoe. “In 2002, Scotiabank contributed more than $25 million in donations and sponsorships. In addition, thousands of Scotiabankers were actively involved in causes and projects that make a real difference in their local communities.”

     The Bank’s community efforts are focused on education, health, social services and arts/culture. Community-based programs that build ongoing links to people and organizations, while encouraging employee participation, are of special interest.

     Other community involvement highlights:

–	Scotiabank ranked in the top ten on a list of Canada’s Best 50 Corporate Citizens, announced by Corporate Knights, a new business magazine and Web site focused on corporate ethics.

–	The Ottawa Hospital Foundation declared Monday, October 21 Scotiabank Day, in recognition of the Bank’s $500,000 pledge toward redevelopment of the hospital’s critical care facilities.

–	In Toronto, Scotiabank and its employees presented the United Way with a $3.1 million donation — $2.2 million raised by employees and a corporate gift of $880,000.

–	In November 2001, the Bank announced a $750,000 gift to Queen’s University in Kingston and a $750,000 gift to McMaster University in Hamilton.

–	Scotiabank returned for the third time as sponsor of the World Conference on Breast Cancer, held in Victoria in June. The Bank has committed more than $4 million to the fight against breast cancer over the past five years.

–	Scotiabank contributed $500,000 to the Canadian National Institute for the Blind’s “That all may read...” national campaign.

–	Scotiabank co-sponsored a children’s art exhibition to benefit Christel House in Bangalore, India — a charitable organization helping poverty-stricken children.

–	In Jamaica, the Bank continues to provide assistance through its Scotiabank Jamaica Foundation. This year, the foundation supported a number of projects including the Family Life Ministries, a counselling centre aimed at supporting family life, and also funded a new block of classrooms at Edith Dalton James High School in Kingston.

     Employees

     “Our team of dedicated employees, in Canada and around the world, is at the heart of the Scotiabank Group’s success,” said Mr. Godsoe. “We remain focused on being an employer of choice, providing the compensation, training and development, and career opportunities that support our staff and enable them to deliver consistent excellence in customer service.”

     Other employee highlights:

–	Scotiabank received the Excellence in Practice Award from the American Society for Training and Development for our Forms-Free Teller system training. This innovative paperless banking system was introduced to domestic branches across Canada in 1999.

–	www.whatsinitforme.com, a career information Web site targeted at university and college students, was recognized as Best College Collateral Package by the Employment Management Association.

–	The Employee Share Ownership Program, available in Canada, the United States and the United Kingdom, was expanded to include five Caribbean countries this summer. Further expansion in 2003 is planned. An outstanding 75% of eligible Caribbean employees are already participating in the program.

–	Improvements have been made to the employees’ flexbenefits program. We are investing an incremental $5.6 million in the plan, and allocated more money to features that employees use and value.

Business Line Highlights

Domestic Banking

	For the three months ended			For the year ended

(Unaudited) ($ millions)	October 31	July 31	October 31	October 31	October 31
(Taxable equivalent basis)	2002	2002	2001	2002	2001

Net interest income	$859	$861	$836	$3,405	$3,135
Provision for credit losses	(71)	(69)	(59)	(282)	(283)
Other income	449	378	431	1,599	1,582
Non-interest expenses	(711)	(759)	(759)	(2,953)	(2,947)
Provision for income taxes	(179)	(149)	(157)	(627)	(527)

Net income	$347	$262	$292	$1,142	$960

Average assets ($ billions)	$96	$94	$91	$93	$90

Return on equity	40.3%	28.7%	33.3%	33.0%	28.1%

Scotia Capital

	For the three months ended			For the year ended

(Unaudited) ($ millions)	October 31	July 31	October 31	October 31	October 31
(Taxable equivalent basis)	2002	2002	2001	2002	2001

Net interest income	$360	$388	$440	$1,615	$1,598
Provision for credit losses	(366)	(352)	(157)	(1,247)	(754)
Other income	343	285	260	1,255	1,196
Non-interest expenses	(248)	(236)	(263)	(1,022)	(984)

	For the three months ended			For the year ended

(Unaudited) ($ millions)	October 31	July 31	October 31	October 31	October 31
(Taxable equivalent basis)	2002	2002	2001	2002	2001

Provision for income taxes	(31)	(29)	(104)	(221)	(370)

Net income	$58	$56	$176	$380	$686

Average assets ($ billions)	$126	$124	$114	$124	$115

Return on equity	3.1%	3.2%	12.8%	6.4%	12.5%

International Banking

	For the three months ended			For the year ended

(Unaudited) ($ millions)	October 31	July 31	October 31	October 31	October 31
(Taxable equivalent basis)	2002	2002	2001	2002	2001

Net interest income	$557	$521	$565	$2,225	$2,020
Provision for credit losses	—	16	(136)	(523)	(250)
Other income	150	245	178	678	691
Non-interest expenses	(669)	(428)	(471)	(2,096)	(1,670)
Provision for income taxes	140	(105)	(13)	(5)	(200)
Non-controlling interest in net income of subsidiaries	(50)	(37)	(30)	(154)	(102)

Net income	$128	$212	$93	$125	$489

Average assets ($ billions)	$55	$56	$55	$58	$47

Return on equity	15.8%	25.1%	12.2%	3.0%	18.0%

Other(1)

	For the three months ended			For the year ended

	October 31	July 31	October 31	October 31	October 31
(Unaudited) ($ millions)	2002	2002	2001	2002	2001

Net interest income(2)	$(142)	$(108)	$(172)	$(570)	$(553)
Provision for credit losses	8	5	2	23	(138)
Other income	77	88	120	410	602
Non-interest expenses	66	28	3	97	(61)
Provision for income taxes(2)	63	43	62	252	221

	For the three months ended			For the year ended

	October 31	July 31	October 31	October 31	October 31
(Unaudited) ($ millions)	2002	2002	2001	2002	2001

Non-controlling interest in net income of subsidiaries	(22)	(22)	(10)	(62)	(37)

Net income	$50	$34	$5	$150	$34

Average assets ($ billions)	$19	$21	$20	$22	$20

(1)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and provision for income taxes, increases in the general provision, differences in the actual amount of costs incurred and charged to the operating segments, and the impact of securitizations.

(2)	Includes the elimination of the tax-exempt income gross-up reported in net interest income and provision for income taxes for the three months ended October 31, 2002, ($68), July 31, 2002 ($71) and October 31, 2001 ($70) and for the year ended October 31, 2002 ($268) and October 31, 2001 ($230).

Total

	For the three months ended			For the year ended

	October 31	July 31	October 31	October 31	October 31
(Unaudited) ($ millions)	2002	2002	2001	2002	2001

Net interest income	$1,634	$1,662	$1,669	$6,675	$6,200
Provision for credit losses	(429)	(400)	(350)	(2,029)	(1,425)
Other income	1,019	996	989	3,942	4,071
Non-interest expenses	(1,562)	(1,395)	(1,490)	(5,974)	(5,662)
Provision for income taxes	(7)	(240)	(212)	(601)	(876)
Non-controlling interest in net income of subsidiaries	(72)	(59)	(40)	(216)	(139)

Net income	$583	$564	$566	$1,797	$2,169

Average assets ($ billions)	$296	$295	$280	$297	$272

Return on equity	16.5%	16.2%	17.0%	13.0%	17.3%

Geographic Highlights

	For the three months ended			For the year ended

	October 31	July 31	October 31	October 31	October 31
(Unaudited)	2002	2002	2001	2002	2001

Net income ($ millions)
Canada	$404	$359	$411	$1,622	$1,502
United States	(43)	(23)	44	(143)	167
Other international	167	244	145	317	676
Corporate adjustments	55	(16)	(34)	1	(176)

	$583	$564	$566	$1,797	$2,169

Average assets ($ billions)
Canada	$171	$165	$158	$165	$152
United States	40	44	40	44	44
Other international	80	81	79	83	72
Corporate adjustments	5	5	3	5	4

	$296	$295	$280	$297	$272

Consolidated Financial Statements

Consolidated Statement of Income

	For the three months ended			For the year ended

(Unaudited)	October 31	July 31	October 31	October 31	October 31
($ millions)	2002	2002	2001	2002	2001

Interest income
Loans	$2,909	$2,529	$3,094	$10,708	$13,049
Securities	734	819	765	3,087	3,062
Deposits with banks	137	135	177	573	872

	3,780	3,483	4,036	14,368	16,983

Interest expense
Deposits	1,354	1,360	1,807	5,519	8,233
Subordinated debentures	45	48	66	203	303
Other	747	413	494	1,971	2,247

	2,146	1,821	2,367	7,693	10,783

Net interest income	1,634	1,662	1,669	6,675	6,200
Provision for credit losses	429	400	350	2,029	1,425

Net interest income after provision for credit losses	1,205	1,262	1,319	4,646	4,775

	For the three months ended			For the year ended

(Unaudited)	October 31	July 31	October 31	October 31	October 31
($ millions)	2002	2002	2001	2002	2001

Other income
Deposit, payment, and card services	213	209	217	836	772
Investment, brokerage and trust services	151	164	157	647	638
Credit fees	169	173	164	671	640
Investment banking	239	239	215	1,031	1,045
Net gain on investment securities	(16)	105	28	179	217
Securitization revenues	65	35	40	162	220
Other	198	71	168	416	539

	1,019	996	989	3,942	4,071

Net interest and other income	2,224	2,258	2,308	8,588	8,846

Non-interest expenses
Salaries and staff benefits	776	814	832	3,344	3,220
Premises and technology	308	282	279	1,183	1,133
Communications and marketing	124	120	144	489	502
Other	117	179	235	721	807
Loss on disposal of subsidiary operations	237	—	—	237	—

	1,562	1,395	1,490	5,974	5,662

Income before the undernoted	662	863	818	2,614	3,184
Provision for income taxes	7	240	212	601	876
Non-controlling interest in net income of subsidiaries	72	59	40	216	139

Net income	$583	$564	$566	$1,797 (1)	$2,169 (1)

Preferred dividends paid	24	27	27	105	108

Net income available to common shareholders	$559	$537	$539	$1,692	$2,061
Average number of common shares outstanding (thousands):
Basic	503,961	504,755	503,043	504,340	500,619

	For the three months ended			For the year ended

(Unaudited)	October 31	July 31	October 31	October 31	October 31
($ millions)	2002	2002	2001	2002	2001

Diluted	510,932	513,533	511,863	512,752	508,995

Net income per common share (in dollars):
Basic	$1.11	$1.07	$1.08	$3.36	$4.12
Diluted	$1.09	$1.05	$1.05	$3.30 (1)	$4.05 (1)

(1)	Under U.S. generally accepted accounting principles (U.S. GAAP), net income was $1,274 (2001 — $2,237), and diluted earnings per share was $2.30 (2001 — $4.20).

The decrease from Canadian GAAP in 2002 was mainly due to differences in accounting for derivatives and hedging activities, other than temporary impairment of available-for-sale securities and the transitional impact of the new accounting standards for goodwill and other intangible assets. Further details are included in Note 26 to the 2002 Consolidated Financial Statements.

Consolidated Balance Sheet

	As at

	October 31	July 31	October 31
(Unaudited) ($ millions)	2002	2002	2001

Assets
Cash resources
Cash and non-interest-bearing deposits with banks	$1,664	$1,396	$1,535
Interest-bearing deposits with banks	16,582	18,035	16,897
Precious metals	2,027	1,764	1,728

	20,273	21,195	20,160

Securities
Investment	21,602	22,692	25,450
Trading	34,592	34,098	27,834

	56,194	56,790	53,284

Loans Residential mortgages	56,295	56,231	52,592
Personal and credit cards	23,363	22,445	20,116
Business and governments	77,181	79,841	79,460
Assets purchased under resale agreements	32,262	31,935	27,500

	189,101	190,452	179,668
Allowance for credit losses	3,430	3,877	4,236

	185,671	186,575	175,432

	As at

	October 31	July 31	October 31
(Unaudited) ($ millions)	2002	2002	2001

Other
Customers’ liability under acceptances	8,399	8,135	9,301
Land, buildings, and equipment	2,101	2,141	2,325
Trading derivatives’ market valuation	15,821	16,997	15,886
Goodwill	299	349	400
Other intangible assets	305	313	334
Other assets	7,317	7,262	7,303

	34,242	35,197	35,549

	$296,380	$299,757	$284,425

Liabilities and shareholders’ equity
Deposits
Personal	$75,558	$75,765	$75,573
Business and governments	93,830	93,507	80,810
Banks	26,230	28,236	29,812

	195,618	197,508	186,195

Other
Acceptances	8,399	8,135	9,301
Obligations related to assets sold under repurchase agreements	31,881	32,767	30,627
Obligations related to securities sold short	8,737	9,768	6,442
Trading derivatives’ market valuation	15,500	15,930	15,453
Other liabilities	15,678	14,931	15,369
Non-controlling interest in subsidiaries	1,912	1,888	1,086

	82,107	83,419	78,278

Subordinated debentures	3,878	3,896	5,344

Shareholders’ equity
Preferred shares	1,275	1,575	1,775
Common shares	3,002	2,993	2,920
Retained earnings	10,500	10,366	9,913

	14,777	14,934	14,608

	$296,380	$299,757	$284,425

Consolidated Statement of Changes in Shareholders’ Equity

	For the year ended

	October 31	October 31
(Unaudited) ($ millions)	2002	2001

Preferred shares
Bank:
Balance at beginning of year	$1,525	$1,525
Redeemed	(500)	—

Balance at end of year	1,025	1,525

	For the year ended

	October 31	October 31
(Unaudited) ($ millions)	2002	2001

Scotia Mortgage Investment Corporation	250	250

Total	1,275	1,775

Common shares
Balance at beginning of year	2,920	2,765
Issued	101	155
Purchased for cancellation	(19)	—

Balance at end of year	3,002	2,920

Retained earnings
Balance at beginning of year	9,913	8,435
Cumulative effect of adoption of new accounting standards	(76)	(39)

	9,837	8,396
Net income	1,797	2,169
Dividends: Preferred	(105)	(108)
Common	(732)	(621)
Net unrealized foreign exchange gains/(losses)	(137)	79
Premium on redemption and purchase of shares	(154)	—
Other	(6)	(2)

Balance at end of year	10,500	9,913

Total shareholders’ equity at end of year	$14,777	$14,608

     Accounting policies used to prepare the consolidated financial statements (unaudited):

     These consolidated financial statements should be read in conjunction with the Bank’s audited consolidated financial statements for the year ended October 31, 2002. The accounting policies used in the preparation of these consolidated financial statements are consistent with the accounting policies used in the Bank’s audited consolidated financial statements for the year ended October 31, 2002.

     Charges related to Argentina

     In the first quarter of fiscal 2002, a significant provision for credit losses and other charges were recorded against the Bank’s operations in Scotiabank Quilmes and against cross-border Argentine risk, as a result of the extraordinary political and economic upheaval in Argentina.

     In September, 2002, Scotiabank Quilmes ceased operations following the finalization of arrangements with the Argentine financial authorities and other private sector institutions. Based on these arrangements, certain deposits were transferred to the government along with an equivalent amount of sovereign loans. The remaining assets and liabilities were assumed by other local financial institutions or placed in an Argentine liquidating trust.

     Subsequent to these events, as the Bank no longer had control of Scotiabank Quilmes, the remaining assets, liabilities and results of operations ceased to be consolidated. At the same time, a loss on disposal was recorded in non-interest expenses of the Consolidated Statement of Income in the International segment. In addition, the Bank recorded an income tax recovery related to the disposal of its investment in Scotiabank Quilmes.

     Information on the total provision and charges recorded against the Bank’s operations in Scotiabank Quilmes and against cross-border Argentine risk assets is provided in the table below:

	For the three months ended		Fiscal year

	Oct. 31	Jan. 31
($ millions)	2002	2002	2002	2001

Provision for (recovery of) credit losses	$(46)	$500	$454	$50
Other income:
Loss on securities	—	20	20	40
Investment banking	(4)	—	(4)	—
Other(1)	—	87	87	10
Non-interest expenses:
Loss on disposal of subsidiary operations(2)	237	—	237	—

Total provision and charges before income taxes	187	607	794	100
Provision for (recovery of) income taxes	(187)	(67)	(254)	(38)

Total	$—	$540	$540	$62

(1)	Reflects the loss from pesofication (impact of converting U.S. dollar-denominated assets and liabilities to Argentine pesos at different and non-market rates, as mandated by the Argentine government).

(2)	Loss on disposal of subsidiary operations is net of a $95 foreign exchange gain, which was transferred from retained earnings. This foreign exchange gain primarily offsets the foreign exchange loss from the devaluation of the Argentine peso on the allowance for credit losses established in the first quarter of 2002.

Share Capital

(thousands of shares)	October 31, 2002

Preferred shares outstanding:
Series 8	9,000
Series 9	10,000
Series 11	9,993
Series 12	12,000
Class A preferred shares issued by Scotia Mortgage Investment Corporation	250
Series 2000-1 trust securities issued by BNS Capital Trust	500	(1)
Series 2002-1 trust securities issued by Scotiabank Capital Trust	750	(1)
Common shares outstanding	504,122
Outstanding options granted under the Stock Option Plan to purchase common shares	27,113

(1)	Reported in non-controlling interest in subsidiaries in the Consolidated Balance Sheet.

     Further details are available in Note 13 and/or 14 of the October 31, 2002, Consolidated Financial Statements.

     On July 29, 2002, the Bank redeemed all of the Series 7 preferred shares at a price of $26 per share, which included a premium of $1 per share for a total of $208 million.

     On October 29, 2002, the Bank redeemed all of the Series 6 preferred shares at par, at $25 per share for a total of $300 million.

     Shareholder & Investor Information

     Direct deposit service

     Direct deposit service Shareholders may have dividends deposited directly into accounts held at financial institutions that are members of the Canadian Payments Association. To arrange direct deposit service, please write to the transfer agent.

     Dividend and Share Purchase Plan

     Scotiabank’s dividend reinvestment and share purchase plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees.

     As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. Debenture holders may apply interest on fully-registered Bank subordinated debentures to purchase additional common shares. All administrative costs of the plan are paid by the Bank.

     For more information on participation in the plan, please contact the transfer agent.

     Dividend dates for 2003

     Record and payment dates for common and preferred shares, subject to approval by the Board of Directors.

Record Date	Payment Date

Jan. 7	Jan. 29
April 1	April 28
July 2	July 29
Oct. 7	Oct. 29

     Duplicated communication

     If your shareholdings are registered under more than one name or address, multiple mailings will result. To eliminate this duplication, please write to the transfer agent to combine the accounts.

     World Wide Web site

     For information relating to Scotiabank and its services, visit us at our web site: www.scotiabank.com

     Conference call and web broadcast

     The conference call will take place on Tuesday, December 3, 2002 at 2:30 p.m. EST and is expected to last approximately one hour. Interested parties are invited to access the call live, in listen-only mode by telephone, toll-free, at 1-888-571-5411 (please call five to 15 minutes in advance). In addition, an audio webcast, with accompanying slide presentations, may be accessed via the Investor Relations page of www.scotiabank.com. Following discussion of the results by Scotiabank executives, there will be a question and answer session. Listeners are also invited to submit questions by e-mail, to investor.relations@scotiabank.com.

     A telephone replay of the conference call will be available from December 3, 2002 to December 17, by calling (416) 640-1917 and entering the identification code 215025 (pound sign). The archived audio webcast will be available on the Bank’s web site for three months.

     Annual Shareholders Meeting

     The Bank’s 2003 Annual Meeting of Shareholders will be held at the World Trade and Convention Centre, 1800 Argyle Street, Halifax, Nova Scotia on Tuesday, March 25, 2003 at 10:00 a.m. (Atlantic Standard Time). The record date for determining shareholders entitled to receive notice of the meeting will be the close of business on February 4, 2003.

     Forward-looking statements

     This document includes forward-looking statements about objectives, strategies and expected financial results. Such forward-looking statements are inherently subject to risks and uncertainties beyond the Bank’s control, including, but not limited to, economic and financial conditions in Canada and globally, regulatory developments in Canada and elsewhere, technological developments and competition. A substantial amount of the Bank’s business involves making loans or otherwise committing its resources to specific large companies, industries or in specific countries or areas of the world. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results. These and other factors may cause the Bank’s actual performance to differ materially from that contemplated by forward-looking statements, and the reader is therefore cautioned not to place undue reliance on such statements. The information contained in this document should be read in conjunction with the more comprehensive information filed by the Bank with the Ontario Securities Commission and with the U.S. Securities and Exchange Commission. The Bank does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of the Bank.

     General information

     Information on your shareholdings and dividends may be obtained by writing to the Bank’s transfer agent:

Computershare Trust Company of Canada
100 University Ave., 9th Floor
Toronto, Ontario, Canada M5J 2Y1
Telephone: (416) 981-9633; 1-800-663-9097
Fax: (416) 981-9507
E-mail: caregistryinfo@computershare.com

     Financial analysts, portfolio managers and other investors requiring financial information, please contact Investor Relations, Finance Department:
Scotiabank Scotia Plaza 44 King Street West, Toronto, Ontario, Canada M5H 1H1 Telephone: (416) 866-5982 Fax: (416) 866-7867 E-mail: investor.relations@scotiabank.com

     For other information and for media inquiries, please contact the Public and Corporate Affairs Department at the above address.

Telephone: (416) 866-3925

Fax: (416) 866-4988 E-mail: corpaff@scotiabank.ca

     The Bank of Nova Scotia is incorporated in Canada with limited liability.

     Le Rapport annuel et les Detats financiers p Deriodiques de la Banque sont publi Des en fran Ecais et en anglais et distribu Des aux actionnaires dans la version de leur choix. Si vous pr Def Derez que la documentation vous concernant vous soit adress Dee en fran Ecais, veuillez en informer le Service des relations publiques de la Banque Scotia, Scotia Plaza, 44, rue King Ouest, Toronto (Ontario), Canada M5H 1H1, en joignant, si possible l’ Detiquette d’adresse, afin que nous puissions prendre note du changement.

     Scotiabank is one of North America’s premier financial institutions and Canada’s most international bank. With 49,000 employees, Scotiabank Group and its affiliates serve about 10 million customers in some 50 countries around the world. Scotiabank offers a diverse range of products and services including personal, commercial, corporate and investment banking. With C$296 billion in assets (as at October 31, 2002), Scotiabank trades on the Toronto (BNS), New York (BNS) and London (BNV) Stock Exchanges. For more information please visit www.scotiabank.com.

%SEDAR: 00001289EB	%CIK: 0000009631

-0-	12/03/2002

     /For further information: Sabi Marwah, Senior Executive Vice-President and Chief Financial Officer, (416) 866-6808; Kevin Harraher, Vice-President, Investor Relations, (416) 866-5982; Diane Flanagan, Public Affairs, (416) 866-6806/(BNS.)

CO: Scotiabank; BNSIR
ST: Ontario
IN: FIN
SU: ERN

CNW 11:41e 03-DEC-02